SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended   28 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 28, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Subsea efforts continue to focus on progressing steps to stop the flow of oil from the well through interventions via the failed Deepwater Horizon blow out preventer (BOP), and to collect the flow of oil from the leak points. These efforts are being carried out in conjunction with industry experts and governmental authorities.

Operations on the top kill procedure continue. Heavy drilling fluids were pumped under pressure into the BOP starting May 26 at 1300CDT, and top kill operations continue through 2400CDT on May 27. It is estimated that the full top kill procedure could extend for another 24 to 48 hours.

If the well were successfully 'killed', it is expected that cementing operations would then follow. The top kill procedure has never before been attempted at these depths and its ultimate success is uncertain.

In
parallel with the ongoing top kill operation, preparations have been made for the possible deployment of the lower marine riser package (LMRP) cap containment system.

Deployment would first involve removing the damaged riser from the top of the failed BOP to leave a cleanly-cut pipe at the top of the BOP's LMRP. The cap, a containment device with a sealing grommet, will be connected to a riser from the Discoverer Enterprise drillship, 5,000 feet above on the surface, and placed over the LMRP with the intention of capturing most of the oil and gas flowing from the well.

The LMRP cap is already deployed alongside the BOP in readiness for potential deployment. If it is decided to deploy this option, this would be expected to take some three to four days.

In addition to these steps, planning is being advanced for deploying, if necessary, a second BOP on top of the original failed BOP.

Drilling of two relief wells began on May 2 and May 16. It is estimated that each of these wells will take three months to complete from the commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Almost 1,300 vessels are now involved in the response effort, including skimmers, tugs, barges and recovery vessels. Operations to skim oil from the surface of the water have now recovered, in total, some 274,000 barrels (11.5 million gallons) of oily liquid.

The total length of containment boom deployed as part of efforts to prevent oil reaching the coast is now almost 1.9 million feet, and an additional 1.25 million feet of sorbent boom has also been deployed.

So far 26,000 claims have been filed and 11,650 payments have already been made. BP has received over 96,000 calls into its help lines to date.

Additional information

The cost of the response to date amounts to about $930 million, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid and federal costs.
It is too early to quantify other potential costs and liabilities associated with the incident.

-----

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center
+1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           BP p.l.c.
                              (Registrant)

Dated: 28 May 2010

                                      /s/ D. J. PEARL
                                         ..............................
                             D. J. PEARL
                                                  Deputy Company Secretary